Exhibit 99.4

A L F A    T E L E C O M

13 July 2005

Dear VimpelCom Shareholders,

As the CEO of Alfa Telecom, I write regarding the extraordinary general meeting (“EGM”) of the shareholders of VimpelCom, which has been called by our subsidiary, Eco Telecom Limited, on behalf of BNY Clearing International Nominees Limited for Monday, 15 August 2005.

This EGM has been called so that all shareholders can vote on whether VimpelCom should expand into the Ukraine by acquiring Closed Joint Stock Company Ukrainian Radio Systems (“URS”).

The original proposal for this acquisition came from the Management of VimpelCom. Management has done full due diligence on the opportunity and believes it is a highly beneficial and strategically important move for VimpelCom. The Board of Directors of VimpelCom has also voted twice in favour of the acquisition by a simple majority, the second time by a vote of 6 votes to 3. All 3 of the independent directors therefore voted in favour of the acquisition.

Telenor are set against the acquisition and have so far frustrated this logical business move. Telenor remain conflicted regarding expansion into the Ukraine due to their existing majority shareholding in Kyivstar, which is already competing against VimpelCom in preparation for its anticipated move into the Ukraine.

The Charter of VimpelCom stipulates that if the acquisition of URS is a matter for Board approval, there must be a favourable vote of 8 out of 9 Directors on the Board for the acquisition of URS to be approved. Telenor have until now relied on this to block the expansion. They have not put forward good business reasons why the acquisition should be viewed unfavourably.

However, if a simple majority of shareholders vote in favour of the acquisition of URS on 15 August 2005 then the General Director of VimpelCom is obliged, provided the sellers are willing, to close the acquisition at the price and outline terms approved by shareholders.

This EGM is being called because the URS transaction is an interested party transaction. The acquisition is an interested party transaction because Pavel Kulikov, a member of the Board of Directors of VimpelCom, is also a director of Karino Trading Ltd., one of the sellers. This arrangement is a legitimate method to enfranchise shareholders on this issue. Alfa Telecom does not want to change the Charter of VimpelCom, as has been suggested by Telenor, but it does want to protect VimpelCom’s future through a straightforward decision of shareholders on expansion into the Ukraine.

This is the most pragmatic way to give all shareholders the opportunity to vote directly on this issue. The EGM will remain effective and if the shareholders approve the URS acquisition then the decision will stand. The Board of Directors will not have the power to veto the acquisition and there is no further need for their approval. Alfa Telecom can also assure shareholders that it has no financial interest in the sellers of URS.

Alfa Telecom believes the acquisition will create value for the shareholders of VimpelCom and will define the future success of Vimpelcom. It will allow VimpelCom to compete effectively against other mobile phone operators that are working to develop their networks in the Ukraine and take advantage of the growth there. In an independent research report Brunswick UBS has produced an equity valuation of USD 296 million for URS based on their assumptions for the market. Other investment banks have reached a similar conclusion. In its Global Proxy Analysis dated June 9, 2005, Institutional Shareholder Services (ISS) concluded that the acquisition of URS, “could create shareholder value and more strategic business opportunities for the company in the Ukraine.” Moreover, another market participant (a hedge fund) actually sought to participate in this transaction. All of this provides further support for the view that management’s intention to enter the market at the proposed price will create value and makes excellent strategic sense.

At the forthcoming EGM 50%+1 of all outstanding shares must be voted in favour of the acquisition otherwise it will not pass. Not voting will mean that the vote is lost and will count as a vote against the acquisition. This vote allows shareholders to assert their rights under the Charter of VimpelCom and to show the management that they agree with their proposal to expand into the Ukraine.

Alfa Telecom believes the method by which shareholders are being allowed to decide this issue directly is in the best interests of the shareholders and Vimpelcom itself. Alfa Telecom therefore asks shareholders to vote their ballots, instructions for which are set out in the attached Notice of Convocation of the EGM.

The final date for receipt of filled-in voting ballots is Saturday, 13 August 2005. Holders of ADSs should return their ballots by noon, New York City time, on Thursday, 11 August, 2005.

If shareholders have any questions, or need assistance voting their proxy, please contact:

17 State Street, 10th Floor

New York, NY 10004

(866) 357-4030 (Toll Free)

Banks and Brokerage Firms please call:

(212) 440-9800

Yours sincerely,

Alexey Reznikovich

Chief Executive Officer

Alfa Telecom Limited

Forward-Looking Statements

This letter contains forward-looking statements that involve risks and uncertainties. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by or on behalf of Alfa Telecom Limited and/or Eco Telecom Limited (collectively, the “Senders”). In this letter, such forward-looking statements include, without limitation, statements relating to (1) the implementation of strategic initiatives, (2) the results or consequences of any meeting of shareholders of OAO “Vimpel-Communications” (“VimpelCom”), (3) the consequences of certain proposed transactions involving VimpelCom, (4) statements relating to VimpelCom’s future business development and economic performance and (5) other statements regarding matters that are not historical facts. The words “believe”, “expect”, “will”, “may”, “should”, “would” and similar expressions identify certain of these forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements because actual events and results may differ materially from the expected results described by such forward-looking statements. Many factors may influence the Senders’ or VimpelCom’s actual results and cause them to differ materially from expected results as described in such forward-looking statements. The Senders disclaim any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

Eco Telecom Limited (“Eco Telecom”) is filing with the Securities and Exchange Commission (the “SEC”) a statement on Schedule 13D with respect to Eco Telecom’s interest in the securities of VimpelCom and a number of amendments thereto (as so amended, the “Schedule 13D”). Investors and security holders are urged to read the Schedule 13D, as well as VimpelCom’s filings on Form 20-F and Form 6-K, and any other relevant documents filed or to be filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain free copies of such documents at the SEC’s website (http://www.sec.gov).